UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2019

Commission File No.: 001-36664

CHINA LENDING CORPORATION

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 22, 2019, Mr. ZHOU Quan resigned as a Vice President and director of China Lending Corporation (the “Company”). Mr. ZHOU’s resignation did not result from any disagreement with the Company. On March 26, 2019, Mr. LIU Zhigang was appointed to fill the vacancy as a director of the Company created from Mr. ZHOU’s resignation and to serve as the Company’s new Vice President. Mr. LIU, age 40, has held numerous positions in sales and marketing with various companies in the PRC. Before joining the Company, he was a vice precedent (sales) of Wei Zhi Information Technology (Shanghai) Co., Ltd., a company in the computer software industry. He was responsible for the management of sales in the PRC . He was a vice president (sales) of Shanghai Ai Hui Ke Information Technology Co., Ltd., a company in the internet industry, from January 2017 to January 2018, responsible for sales strategy and management. He was a vice president (marketing) of Beijing Yuan Niao Technology Co., Ltd., a company in the internet industry, from December 2014 to January 2017. He earned his bachelor’s degree in computer science and technology from Beijing University of Technology in 1999 and his master’s degree in business management from Xiamen University in 2018. Mr. LIU has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which LIU had, or will have, a direct or indirect material interest.

On March 25, 2019, Mr. DU Xiangyang resigned as a Company director and Chairman of the Compensation Committee. Mr. DU’s resignation did not result from any disagreement with the Company. On March 26, 2019, Mr. Mr. XU Yiguo was appointed to fill the vacancy as a director of the Company created from Mr. DU’s resignation and to serve as the Chairman of the Compensation Committee. Mr. XU, age 47, is the Secretary General of the National Institution for Finance and Development, the Dean of the Finance Faculty of the Graduate School of Chinese Academy of Social Sciences, the Deputy Director of the Finance Policy Research Centre of the Chinese Academy of Social Sciences and the Secretary General of Beijing CBD International Finance Research Academy. He writes extensively on finance policies and conducts researches in various topics. He earned his master’s degree from the School of Finance of Renmin University of China and his PhD in finance from the Graduate School of Chinese Academy of Social Sciences. Mr. XU has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which XU had, or will have, a direct or indirect material interest.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LENDING CORPORATION

March 28, 2019	By:	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer

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